Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Fiscal Year Ended
	October 30, 2010		October 31, 2009		October 25, 2008		October 27, 2007		October 28, 2006
Earnings from continuing operations before taxes (1)	$110,180		$(74,025)		$22,741		$140,034		$98,352
Adjustments:
Add fixed charges	99,824		115,668		23,732		16,454		10,698
Less capitalized interest	(7,755)		(9,093)		(970)		—		—

Total fixed charges from continuing operations	92,069		106,575		22,762		16,454		10,698

Earnings before taxes and fixed charges, net of capitalized interest	$202,249		$32,550		$45,503		$156,488		$109,050

Fixed charges:
Interest expense (1)	85,858		99,294		17,249		11,295		7,082
Capitalized interest	7,755		9,093		970		—		—
Interest component of rent expense	6,211		7,281		5,513		5,159		3,616

Total fixed charges from continuing operations	99,824		115,668		23,732		16,454		10,698

Ratio of earnings to fixed charges (2)	2.0	x	0.3	x	1.9	x	9.5	x	10.2	x
Coverage deficiency	$—		$83,118		$—		$—		$—

(1)	As adjusted due to changes to the accounting for convertible debt instruments.
(2)	The ratio of earnings to fixed charges was computed by dividing earnings from continuing operations before taxes and fixed charges, net of capitalized interest, by total fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include (i) interest expense and capitalization and amortization of debt discount and issuance costs on all indebtedness and (ii) one-third of all rental expense, which the Company considers to be a reasonable approximation of the interest factor included in rental expense.